Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

NEWS RELEASE

X-energy Announces Strategic Investment from DL E&C and Doosan Enerbility to Advance the Deployment of the Xe-100 Generation IV Advanced Small Modular Reactor

Respected nuclear industry players, DL E&C and Doosan Enerbility, will make a strategic investment into X-energy totaling $25 million.

ROCKVILLE, Maryland, January 17, 2023 – X-Energy Reactor Company, LLC (“X-energy” or the “Company”), a leading developer of advanced small modular nuclear reactor and fuel technology for clean energy generation, announced today a strategic investment from DL E&C (KRX: 375500) and Doosan Enerbility (KRX: 034020) (“Doosan”) of $25 milllion in a private round of financing pursuant to the Company’s previously announced Series C-2 investment round to support the advancement of the global deployment of X-energy’s Xe-100 Generation IV advanced small modular reactor.

Leading nuclear industry heavyweights, DL E&C and Doosan, focus respectively on global engineering, procurement and construction and major nuclear component design and manufacturing, with each company bringing decades of experience and expertise in the nuclear power industry.

Doosan—which will continue to work with X-energy as a major component and system vendor—will engineer, supply and manufacture key components for the Xe-100 plant, including the reactor pressure vessel, a critical component that contains the reactor core, composed largely of X-energy’s proprietary TRISO-X nuclear fuel. Doosan and X-energy also plan to jointly pursue diverse applications of the Xe-100 technology, such as efficient provision of power and heat to industrial processes like hydrogen production.

DL E&C—one of the world’s leading power and energy sector engineering and construction firms, having installed 51GW of power plants in 17 countries and participated in the construction of several nuclear plants—will work with X-energy to identify opportunities around the world to employ its renowned practices to support the deployment of Xe-100 plants on a global scale.

In addition to the $25 million investment from DL E&C and Doosan, X-energy is continuing to negotiate the terms of a potential incremental investment from certain additional Korean investors. To date, X-energy has raised $148 million in financing to support its previously-announced proposed business combination with Ares Acquisition Corporation (NYSE: AAC) (“AAC”); to the extent raised, any additional proceeds would be additive to this amount.

“We are thrilled to partner with world-class nuclear companies like Doosan and DL E&C as we continue to work toward the deployment of our Xe-100 advanced small modular reactor,” said X-energy CEO J. Clay Sell. “These companies’ expertise and support has been and will continue to be invaluable as we continue to expand our business. We are grateful for their confidence in our technology, our team and our mission to revolutionize the energy industry.”

“Beyond our long-standing business focus on large-scale nuclear equipment supply, Doosan has established a solid foothold in SMR as a global foundry,” said Jongdoo Kim, Executive Vice President and Head of Nuclear Business Group of Doosan. “We are very glad to take part as a key supplier of major equipment including the reactor for the Xe-100, the Gen. IV HTGR of X-energy.”

“Our investment in X-energy, coupled with our intention to help develop and deploy the world’s leading nuclear technology, is in-line with our stated goal to focus on eco-friendly projects as our growth engines for the future,” said Mr. Jaeho Yoo, Chief Executive for Plant Business Division of DL E&C. “To fulfill decarbonization goals with alternative energy, X-energy has impressed us the most with their industry-leading multi-application reactor with several use cases for chemical process plants which has long been DL E&C’s core competency. We are excited to work together with X-energy to deploy the Xe-100 around the world as the most versatile reactor technology to achieve net zero through pioneering hydrogen and ammonia.”

As previously announced on December 6, 2022, X-energy has entered into a definitive business combination agreement with AAC, a publicly traded special purpose acquisition company. Upon the closing of the transaction, which is expected to be completed in the second quarter of 2023, the combined company will be named X-energy, Inc. and its common equity securities and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders and other customary closing conditions.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of small modular nuclear reactor and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear and broader use cases when compared with other SMRs. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Doosan Enerbility

Doosan supplies not only the core components of nuclear power plants, such as reactors, steam generators, reactor cooling pumps, but also man-machine interface systems, nuclear fuel handling facilities, nuclear fuel casks, turbines & generators and the majority of auxiliary equipment for nuclear reactor systems to domestic and overseas nuclear power plants. Doosan maintains a high quality standard based on extensive experience in manufacturing major components of nuclear power plants. Doosan has an integrated manufacturing facility in Changwon, Korea, which is capable of raw material production to final assembly of nuclear components. Doosan has manufactured and supplied 34 reactor pressure vessels & 124 steam generators globally. For more information, visit: https://www.doosanenerbility.com/en.

About DL E&C

Since its establishment in 1939, DL E&C has been providing a broad range of solution services in global mid/downstream energy sector such as oil & gas, refining petrochemical and power plant including nuclear as an Engineering, Procurement and Construction (EPC) contactor with abundant track records in more than 35 nations. DL E&C is the flagship company of DL Group, which consists of 13 affiliates in chemical, developer, power generation, logistics, manufacturing, IT, etc. For more information, visit www.dlenc.co.kr/eng/main.do.

About Ares Acquisition Corporation

AAC is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-energy, AAC will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

or

Brittany Cash

+1-212-301-0347

media@aresmgmt.com